Retalix Ltd. 10 Zarhin Street Ra’anana 43000, Israel

November 8, 2005

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rebekah Toton

Re:	Retalix Ltd.

Registration Statement on Form F-3

Registration No. 333-125440 (the “Registration Statement”)

Dear Ms. Toton:

Retalix Ltd. (“Retalix”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on November 10, 2005, at 10:00 a.m. New York City time, or as soon thereafter as is practicable.

Retalix acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Retalix from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	Retalix may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Retalix understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that Retalix is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement No. 333-125440, as amended.

Very truly yours,

/s/ Danny Moshaioff

Danny Moshaioff

Chief Financial Officer